Meiguo Ventures I, Inc.
                     28248 North Tatum Blvd., Suite B-1-434
                            Cave Creek, Arizona 85331
                                 (602) 300-0432

                                October 18, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: H. Roger Schwall
           Assistant Director
           Division of Corporation Finance

Re: Meiguo Ventures I, Inc.
    Registration Statement on Form S-1, Amendment No.3
    Filed on June 22, 2010
    File No. 333-165726

Dear Sir,

     This letter is in response to the Staff's verbal comments to our securities attorney, David E. Wise, Esq. on June 25, 2010, and on a July 16, 2010 conference call, regarding the above referenced matter ("Comments"). Meiguo Ventures I, Inc. will be filing an amendment to the referenced Form S-1 ("Form S-1/A4") along with this correspondence.

     Our responses to the Comments follow:

Registration Statement on Form S-1, Amendment No. 3

1. PLEASE AMEND YOUR FILING TO COMPLY WITH RULE 419. WE REFER YOU TO THE DIVISION OF CORPORATION FINANCE'S COMPLIANCE AND DISCLOSURE INTERPRETATIONS, SECTION 616. RULE 419 - OFFERINGS BY BLANK CHECK COMPANIES (616.01 AND 616.02) FOR FURTHER GUIDANCE. (PARAPHRASED).

Response: We have amended our filing to comply with Rule 419. We have also included a new Exhibit 10.1, our Escrow Agreement with Wilmington Trust Company as escrow agent. The Escrow Agreement has been executed by all of the selling shareholders. For your reference, we have amended our filing to include numerous Rule 419 related disclosures in the Form S-1 registration statement filed by Madison Enterprises Group, Inc. and declared Effective on November 10, 2009. We have also replicated the escrow agreement used by Madison Enterprises Group, Inc. that was filed as an exhibit to its Form S-1. While we understand that the Staff is not bound by language in prior filings of other issuers, it was suggested by the Staff in the July 16, 2010 conference call that mentioning the Madison Enterprises Group, Inc.'s Form S-1 and escrow agreement in this response letter would be helpful.

General Amendments to Our Filing

     We have amended our filing by including financial statements for the most recent interim period (January 1, 2010 to September 30, 2010) in accordance with Regulation S-X Rule 8-08. We have also amended our filing to include comparative financial information for the interim periods January 1, 2009, to September 30, 2009, and January 1, 2010, to September 30, 2009.

     In addition to the amendments and revisions described above, we have made various minor updating revisions to the dates of information in some of the tables, financial statements, notes to financial statements and other sections in the filing, updated consents of our auditor and counsel and we have corrected a few typographical errors in order to enhance our disclosures.

     Please address any further comments to our attorney, David E. Wise, Esq.

     Mr. Wise's contact information is set forth below:

     Law Offices of David E. Wise
     Attorney at Law
     The Colonnade
     9901 IH-10 West, Suite 800
     San Antonio, Texas 78230
     Telephone:  (210) 558-2858
     Facsimile: (210) 579-1775
     Email: wiselaw@gvtc.com

Sincerely,

Meiguo Ventures I, Inc.


By: /s/ David W. Keaveney
   -----------------------------------
   David W. Keaveney
   President